POSITIVE IMAGE CONSULTING SERVICES INC

6655 W Sahara Ave
Suite B113
Las Vegas, NV 89032
Ph: 725-213-7888

CERTIFICATION OF FINANCIAL STATEMENTS

I, ANN BARLOW, President of POSITIVE IMAGE CONSULTING SERVICES INC, hereby certify that the financial statements for the fiscal year ending December 31, 2024, and the previous fiscal year ending December 31, 2023, are accurate and complete to the best of my knowledge. These statements are presented in accordance with generally accepted accounting principles (GAAP) and fairly represent the financial position of the company.

Signed,

/s/ ANN BARLOW

ANN BARLOW
President

Date: July 03, 2025

FINANCIAL STATEMENTS

Balance Sheet

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End

Cash & Cash Equivalents	$8,245,000	$8,245,000
Prepaid Expenses	$6,100,000	$6,100,000
Marketable Securities	$13,000,000	$13,000,000
Right of Use	$110,000,000	$110,000,000
Note Receivable	$0.00	$0.00
Total Assets	$137,345,000	$137,345,000
Common Stock	$137,345,000	$137,345,000
Retained Earnings	$0.00	$0.00
Total Liabilities and Equity	$137,345,000	$137,345,000

Income Statement

Item	Fiscal Year 2024	Fiscal Year 2023
Revenue (Barter Included)	$110,000,000	$110,000,000
Operating Expenses	$0.00	$0.00
Net Income	$110,000,000	$110,000,000